

Cydonii V. Fairfax
American Capital, Ltd.
2 Bethesda Metro Center
14th Floor
Bethesda, MD 20814

October 11, 2012

Re: American Capital, Ltd. ("Company")
      File Nos.: 333-183926; 814-00149

Dear Ms. Fairfax:

On September 14, 2012, the Company, which has elected to be regulated as a business development company under the provisions of the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register an indeterminate number of shares of common stock, shares of preferred stock and debt securities in a shelf offering under Rule 415 of the 1933 Act. The amount being registered is in addition to the amount previously registered in a prior shelf offering declared effective in 2010. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1. General—Please confirm that the Company has not been late with its periodic reports required to be filed under the Securities Exchange Act of 1934.

2. The Company may offer rights off the shelf. Please revise the rights undertaking in Part C of the registration statement to state that the Company will file a post-effective amendment when such rights for common stock are subsequently offered. In addition, since rights offerings are mentioned in the first paragraph of the cover page, please list rights among the securities listed at the top of the page.

3. The disclosure states that the securities being registered may be offered separately or together. Please note that if units will be offered in the future, the Company must register those units in a separate registration statement.

4. Fees and Expenses—If the Company intends to issue preferred shares and/or debt within the next year, please include in the fee table the costs of that issuance to the common shareholders.

5.   Risk Factors—Please consider adding risk disclosure about the Company's non-accruing loans and its investments in derivative instruments. In addition, please add risk disclosure about the taxation of the Company as a corporation and the loss of Sub-Chapter M treatment under the Internal Revenue Code.

6.   Risk Factors—The disclosure in this section states that the Company has obtained shareholder approval to sell shares of its common stock below net asset value (NAV). Please confirm in your response that the Company will include information in future prospectus supplements about the potential dilution, including a table showing the effects of dilution when shares are sold at 5, 10, 15 and 20 percent.

7.   Derivative Agreements—The disclosure in this section states that the Company may enter into foreign exchange swap agreements. In your response, please inform the staff whether these agreements are part of the 30% basket and how they are valued.

8.   Please provide us with an example of a form of prospectus supplement for each security that the Company may offer under the universal shelf offering. Except for certain terms which the Company is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplements.

Financial Statements

9.   In your response, explain the function of American Capital, LLC. Was this company formed after the liquidation of American Capital Financial Services? Is this company an affiliated asset manager?

10.   In your response, explain the decision to liquidate American Capital Financial Services. What occurred that caused the Company to stop consolidating the wholly owned subsidiary? Are the functions of American Capital Financial Services now performed by American Capital, LLC?

11.   In your response, please provide a list of all the companies that are consolidated with the Company. In addition, discuss the basis of consolidation for those companies listed.

12.   In your response, please discuss whether the Company has considered the applicability of *Consolidation, Topic 810: Improvements to Financial Reporting of Enterprises Involved with Variable Interest Entities,* with respect to American Capital, LLC.

13.   At 12/31/11, the investment in American Capital, LLC was $390 million and at 6/30/12, the fair value of the investment more than doubled to $796 million. In your response, please discuss the reasons for the increased valuation.

14.   In your response, please discuss whether the Company considers American Capital, LLC an eligible portfolio company and, if so, the rationale for such treatment.

15.   In your response, please discuss the rationale for the Company's determination that the financial statements of the wholly owned portfolio company, American Capital, LLC, should not be consolidated with the financial statements of the Company.

16.	We may have additional comments on information supplied supplementally, or on exhibits added in any pre-effective amendments.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 der the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant